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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3 )*

                                XcelleNet, Inc.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)


                                  98388R 10 6
             ----------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 98388R 10 6                 13G                PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dennis M. Crumpler

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,391,831

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,287,031

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          104,800
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,391,831

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      16.8%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                              Page 3 of 4 pages


Item 1.

    (a)  XcelleNet, Inc.
    (b)  5 Concourse Parkway, Suite 850
         Atlanta, Georgia 30328



Item 2.

    (a)  Dennis M. Crumpler
    (b)  5 Concourse Parkway, Suite 850
         Atlanta, Georgia 30328
    (c)  United States Citizen
    (d)  Common Stock, $.01 par value per share
    (e)  CUSIP:  98388R 10 6



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Response:  Not Applicable


Item 4.       Ownership

    (a)  Amount Beneficially Owned: 1,391,831
    (b)  Percent of Class:          16.8%

    (c)  Number of shares as to which such person has:
           (i)  sole power to vote or to direct the vote:                       1,391,831
          (ii)  shared power to vote or to direct the vote:                           -0-
         (iii)  sole power to dispose or to direct the disposition of:          1,287,031
          (iv)  shared power to dispose or to direct the disposition of:          104,800

Item 5.       Ownership of Five Percent or Less of a Class

         Response:  Not Applicable
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                                                              Page 4 of 4 pages

Item  6.      Ownership of More than Five Percent on Behalf of Another Person.

         Included in the shares listed in response to Item 4(a), Item 4(c)(i) and Item 4(c)(iv) are 104,800 shares which are held of record by Reporting Person's wife as of December 31, 1997. The Reporting Person and his wife have entered into an agreement (the "Agreement") which provides that the Reporting Person shall have sole voting power with respect to XcelleNet, Inc. shares presently held, or acquired in the future, by Reporting Person's wife. The Agreement also places certain restrictions on the ability of Reporting Person's wife to transfer her shares of XcelleNet, Inc. common stock and provides the Reporting Person a right of first refusal in connection with such shares. Accordingly, the Reporting Person shares dispositive power over all XcelleNet, Inc. shares held by his wife.

         Included in the shares listed in response to Item 4(a), Item 4(c)(i), and Item 4(c)(iii) are 1,200,000 shares owned by a limited partnership of which the Reporting Person is controlling manager of the partnership's general partner. He retains sole voting and dispositive power over such shares.

         Included in the shares listed in response to Item 4(a), Item 4(c)(i) and Item 4(c)(iii) are 3,000 shares which the Reporting Person owns as custodian for his minor children and 3,800 shares which the Reporting Person owns as trustee for his mother. He retains sole voting and dispositive power over such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Response:         Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Response:         Not Applicable

Item 9.       Notice of Dissolution of Group.

              Response:         Not Applicable

Item 10.      Certification.

              Response:         Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998                             /s/ Dennis M. Crumpler
-----------------                             -----------------------
                                              Dennis M. Crumpler